SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*



                             MULTI-COLOR CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)


                                   625383 10 4
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                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

 CUSIP NO. 625383 10 4                 13G               Page 2 of 4 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JOHN C. COURT
           ###-##-####
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
           See Item 4                                             (b)   [X]

--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

       NUMBER OF                 567,742 - See Item 4
        SHARES          --------------------------------------------------------
     BENEFICIALLY       6      SHARED VOTING POWER
       OWNED BY
         EACH                     9,691  - See Item 4
       REPORTING        --------------------------------------------------------
      PERSON WITH       7      SOLE DISPOSITIVE POWER

                                 567,742 - See Item 4
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                  9,691  - See Item 4
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         577,433  - See Item 4
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           23.6%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM    1(a)   Name of Issuer:     Multi-Color Corporation

        1(b)   Address of Issuer's Principal Executive Office:

               205 West Fourth Street, Suite 1140
               Cincinnati, Ohio  45202

        2(a)   Name of Persons Filing:  John C. Court

        2(b)   Address of Principal Business Office:

               205 West Fourth Street, Suite 1140
               Cincinnati, Ohio  45202

        2(c)   Citizenship:  U.S.A.

        2(d)   Title of Class of Securities: Common Stock, no par value

        2(e)   CUSIP No.:    625383 10 4

        3.     If this Statement is Filed Pursuant to Rules 13d-1(b) or
               13d-2(b), check whether the Person Filing is a:   N/A

        4.     Ownership:

               (a)    See Item 9 of cover page.
               (b)    See Item 11 of cover page.
               (c)    See Items 5-8 of cover page.

               This Amendment No. 10 to Schedule 13G is filed solely by John C. Court. The original Schedule 13G and all Amendments prior to Amendment No. 5 to Schedule 13G were filed by Burton D. Morgan, John C. Court, John D. Littlehale, Thomas F. Costello and John R. Voelker on the same
          Schedule 13G.

               The aggregate amount of shares shown in Items 5, 7 and 9 for John
          C. Court includes 128,500 options for shares that are exercisable within 60 days, 39,730 shares issuable upon conversion of the Company's Series B Convertible Preferred Stock and 9,691 shares held in a custodial account for the benefit of Mr. Court's child. Mr. Court disclaims beneficial ownership of the shares held in the custodial account for his child.

               The aggregate amount of shares shown in Items 5 through 11 for Mr. Court does not include shares in the following Multi-Color plans of which Mr. Court and Mr. Littlehale are trustees: 3,604 shares owned by the Multi-Color Stock Purchase Plan and 16,000 shares held for the Multi-Color Defined Benefit Plan.

               John C. Court, Burton D. Morgan, John D. Littlehale, John R. Voelker, Thomas F. Costello and Philip E. Courtier are parties to an agreement ("Agreement") with the Company pursuant to which they must offer their shares for sale to the Company, and if it declines to purchase, to the other signato ries at a price based on current market prices, if any of them desires to sell shares not in compliance with Section (e)(1) and (f) of Rule 144 promulgated under the Securities Act of 1933. Mr. Court does not affirm that the Agreement operates to make the signatories thereto a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The Agreement has previously been filed as an Exhibit to Registra tion Statement No. 33-15957.

          5.   Ownership of 5% or less of class: N/A


          6.   Ownership of more than 5% on behalf of another person: N/A

          7.   Identification   and   classification  of  the  subsidiary  which
               acquired the security being reported by the parent holding company: N/A

          8.   Identification and classification of members of the group: N/A

          9.   Notice of dissolution of group: N/A

          10.  Certification: N/A





        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:February 13, 1998                              /s/John C. Court
                                                   -----------------------------
                                                   John C. Court